Exhibit 99.1

TOP Financial Announces $5 Million Registered Direct Offering

Hong Kong China, Feb. 12, 2024 (GLOBE NEWSWIRE) -- TOP Financial Group Limited (the "Company") (NASDAQ: TOP), a fast-growing online brokerage firm located in Hong Kong specializing in the trading of local and foreign equities, futures, options products and other financial services, today announced that it has entered into a definitive agreement with certain investor for the purchase and sale of 2,000,000 ordinary shares together with warrants to purchase up to 2,000,000 ordinary shares at a combined purchase price of $2.50 per share and accompanying warrant (together the “Securities”), pursuant to a registered direct offering resulting in total gross proceeds of approximately $5 million before deducting placement agent commissions and other estimated offering expenses. The warrants will have an exercise price of $2.75, will be exercisable immediately after the date of issuance and will expire three months following the initial exercise date. The closing of the offering and sale of the Securities is expected to occur on or about February 14, 2024, subject to the satisfaction of customary closing conditions.

Univest Securities, LLC is acting as the sole placement agent for the offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No 333-273066) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, from Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these Securities, nor shall there be any sale of these Securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About TOP Financial Group

Founded in Hong Kong, the Company, through its operating subsidiaries, operates online brokerage platforms specializing in the trading of local and foreign equities, futures, and options products.

The trading platforms, which the operating subsidiaries license from third parties enable its investors to trade on renowned stock and futures exchanges around the world, including the Chicago Mercantile Exchange (“CME”), Hong Kong Futures Exchange (“HKFE”), The New York Mercantile Exchange (“NYMEX”), The Chicago Board of Trade (“CBOT”), The Commodity Exchange (“COMEX”), Eurex Exchange (“EUREX”), ICE Clear Europe Limited (“ICEU”), Singapore Exchange (“SGX”), Australia Securities Exchange (“ASX”), Bursa Malaysia Derivatives Berhad (“BMD”), and Osaka Exchange (OSE). The operating subsidiaries are licensed with the Securities and Futures Commission of Hong Kong (“HKSFC”) to carry out type 1 (dealing in securities), type 2 (dealing in futures contracts) regulated activities, and are licensed with the HKSFC to carry out type 4 (advising on securities), type 5 (advising on futures contracts), and type 9 (asset management) regulated activities in Hong Kong. For more information, please visit http://www.zyfgl.com/.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@zyzq.com.hk